FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a–16 or 15d–16 of
the Securities Exchange Act of 1934
Commission file number 001-14264

For the month of September 2006

PFEIFFER VACUUM TECHNOLOGY AG
(Translation of registrant’s name into English)

Berliner Strasse 43
D–35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S–T Rule 101(b) (1):
Yes  ☐          No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S–T Rule 101(b) (7):
Yes  ☐          No  ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82–

Interim Report Third Quarter 2006

Pfeiffer Vacuum Overview

					Q1-Q3	Q1-Q3
		Q3 2006	Q3 2005	Change	2006	2005	Change

Results
Total sales	K €	46,281	40,061	15.5%	131,970	117,580	12.2%
Germany	K €	13,065	10,598	23.3%	34,762	31,077	11.9%
Other countries	K €	33,216	29,463	12.7%	97.208	86,503	12.4%
Operating profit	K €	11,451	9,423	21.5%	32,161	26,404	21.8%
Net income	K €	7,300	5,919	23.3%	19,984	16,217	23.2%
Return on sales	%	15.8	14.8		15.1	13.8
Operating cash flow	K €	7,945	8,195	(3.1)%	19,326	17,672	9.4%
Capital expenditures	K €	751	394	90.6%	4,237	2,080	103.7%
Earnings per share	€	0.84	0.68	23.5%	2.30	1.87	23.0%

Workforce
Workforce (average)		685	692	(1.0)%	685	691	(0.9)%
Germany		507	510	(0.6)%	506	509	(0.6)%
Other countries		178	182	(2.2)%	179	182	(1.6)%
Sales per employee	K €	68	58	17.2%	193	170	13.5%

		September 30, 2006	December 31, 2005	Change

Balance sheet
Total assets	K €	151,676	138,824	9.3%
Cash and cash equivalents	K €	59,258	61,651	(3.9)%
Number of shares issued		8,837,650	8,790,600	0.5%
Shareholders’ equity	K €	122,319	112,631	8.6%
Equity ratio	%	80.6	81.1
Throughout this interim report, all percentages are calculated based on amounts in thousands €.

Pfeiffer Vacuum Share Performance
The shares of Pfeiffer Vacuum Technology AG have been traded in New York since July 16, 1996, and in Frankfurt since April 15, 1998.

•	Deutsche Börse, Prime Standard, Frankfurt	Trading Symbol: PFV

•	International Securities Identification Number:	ISIN DE0006916604

•	New York Stock Exchange (NYSE), New York	Trading Symbol: PV

•	International Securities Identification Number:	ISIN US7170671025

•	Reuters Symbol:	PV.DE

•	Number of shares issued (including 127,076 treasury stock):	8,837,650

•	Free-float as of September 30, 2006:	100%

•	Market capitalization as of September 30, 2006:	€ 454.7 million
On the stock exchange in Frankfurt, Pfeiffer Vacuum share performance virtually kept pace with the TecDAX development during the first nine months of 2006. While the TecDAX advanced by 10.3% from 601 to 663 points, Pfeiffer Vacuum share prices increased by 10.0%. On January 2, 2006, the shares opened at € 46.76 and closed at € 51.45 at September 29, 2006. They reached their low for the period of € 44.45 on January 17, 2006. The high for the period of € 58.00 on May 12, 2006 was also the highest stock price ever recorded for Pfeiffer Vacuum shares.
The prices of Pfeiffer Vacuum ADRs on the NYSE, which are traded in U.S. dollars, reflect changes in the share price and changes in the exchange rate parity between the euro and the U.S. dollar over the course of the year 2006. The ADRs opened on January 3, 2006, at a price of US$ 54.82 and closed at September 29, 2006, at US$ 65.76. The highest price in the first nine months was US$ 73.95 on May 10, 2006. The ADRs’ low for the period was US$ 53.81 on January 17, 2006.
As one of the highest dividend issuers in the TecDAX, Pfeiffer Vacuum distributed a dividend to its shareholders for the eighth year in a row in 2006 (€ 1.35 per share for fiscal year 2005). Following a proposal of Management Board and Supervisory Board the Shareholders’ Meeting agreed to a total dividend of € 11.7 million on May 31, 2006, up 50% from total prior year dividend of € 7.8 million.
Pfeiffer Vacuum Technology AG was the first medium-size German enterprise going public to the New York Stock Exchange at July 16, 1996. To celebrate the 10th anniversary of listing the Management Board and Supervisory Board visited the NYSE. At August 10, 2006, Chief Executive Officer Wolfgang Dondorf rang “The Closing Bell” to commemorate this event.

The Pfeiffer Vacuum Group’s Business and Position
In the first nine months of 2006, Pfeiffer Vacuum increased its sales by 12.2% and its operating profit by 21.8% compared to the first nine months of 2005. Year on year, in fact, the third quarter of 2006 saw a sales rise by € 6.2 million or 15.5%.
Overall Economic Environment and Industry Situation
Overall, the growth rate of world economy in 2006 is expected to be slightly over to the year 2005, but resulting from a very heterogeneous development in the continents. The growth rate in Europe is expected to be significantly higher than in the year before, especially caused by satisfactory growth rates in Italy, France and Germany. The growth rate in the United States is estimated to be flat to the year 2005 but still exceed the development in Europe. Political situations in the Middle and Far East and potential impacts from rising world energy prices complicate the forecast for the 2006 development.
The competitive situation in the vacuum industry, coupled with heightened competitive pressure in the vacuum market remained on the level of 2005. Due to permanent enhancements and new developments of our products we were able to hold our technological leading, resulting in an increase of our business in 2006.
Business
Our business operations include the development, manufacture, sale and service of vacuum pumps, vacuum measurement, components and analysis equipment and instruments, as well as vacuum systems.
Sales
Presented below are net sales by segment, by region and by product for the periods ended September 30, 2006 and 2005. It should be noted with respect to net sales by segment that the sales shown in this presentation were allocated on the basis of the location that invoiced the sales. The segment-based presentation thus shows net sales by subsidiaries. Net sales by region, on the other hand, include all sales in a given region, regardless of which subsidiary within the Pfeiffer Vacuum Group actually invoiced the sales. Net sales by segment and by region can thus differ from one another to a greater or lesser extent. Net sales in the Asian segment, for example, differ from those shown for the Asian region, as the Asian segment includes only the sales of our two Asian subsidiaries in India and Korea. The presentation for the Asian region, on the other hand, additionally includes sales generated directly with Asian customers by the German company.

The Pfeiffer Vacuum Group’s Business and Position
In net sales by segment, the sales of the German company generated through direct shipments to agents and/or customers outside Germany are significantly higher than German sales by region. Net sales in the U.S. region and the U.S. segment, on the other hand, are nearly identical, because virtually all sales in this region are handled by our American subsidiary.
Sales by Segment (Companies)
Pfeiffer Vacuum’s subsidiaries in the individual countries are independent legal entities with their own management which distribute the products and provide services. Accordingly, we identify our operating segments geographically. Due to the similarity of their economic characteristics, including nature of products sold, type of customers, method of product distribution and economic environment, we aggregate our European subsidiaries outside Germany into one reportable segment, “Europe (excluding Germany).”
Sales by Segment

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
K €	2006	2005	2006	2005

Net sales
Germany	20,838	17,765	58,157	51,292
Europe (excluding Germany)	13,448	12,027	38,370	37,568
United States	10,400	9,718	31,744	26,563
Asia	1,595	551	3,699	2,157

Total	46,281	40,061	131,970	117,580

Analysis of these numbers shows that we were able to increase sales in all geographical segments, in the third quarter 2006 and year to date.
During the first nine months of 2006, the strongest relative growth was recorded in the segment United States, where sales totaled € 31.7 million, up € 5.2 million, or 19.5%, from the comparable period the year before. This sales increase was enhanced by approximately € 0.5 million foreign exchange gains due to the strengthened U.S. dollar against the Euro. Expressed in U.S. dollars, the sales of our U.S. subsidiary rose by 17.6% to US$ 39.6 million.
In Germany, sales advanced by € 6.9 million, or 13.4%, to a total of € 58.2 million in the first nine months 2006 compared to 2005. Germany thus continued to be the segment that accounted for the highest share of total sales (44.1%). Rigorous efforts aimed at winning new customers and expanding business with existing customers and new products enabled Pfeiffer Vacuum to outpace the general economic trend in growing sales.

The Pfeiffer Vacuum Group’s Business and Position
Sales by Region
To provide additional information, we are also presenting sales by region in the following table. It includes all sales in a given region, regardless of which company in the Pfeiffer Vacuum Group actually generated these sales.
Sales by Region

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
K €	2006	2005	2006	2005

Net sales
Germany	13,065	10,598	34,762	31,077
Europe (excluding Germany)	14,202	12,321	39,517	38,465
United States	10,371	9,746	31,580	26,470
Asia	8,260	6,924	24,782	20,243
Rest of world	383	472	1,329	1,325

Total	46,281	40,061	131,970	117,580

In the first nine months of 2006 Europe (excluding Germany) continues to be our largest market, accounting for 29.9% of total sales. Germany followed with rank two and 26.3% of total sales. In the nine month period ended September 30, 2006, our revenues to the United States reached a share of total sales of 23.9% and the third rank. Additionally, sales to the Asian region increased to 24.8 million or 18.8% of total sales, primarily due to sales increases in Japan and Taiwan. Additionally, we gain ground in China on a small level.
Sales by Product
Sales by Product

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
K €	2006	2005	2006	2005

Net sales
Turbopumps	20,233	16,049	58,395	47,585
Measurement/analysis equipment, components	12,174	9,530	34,048	30,241
Service	6,554	6,100	18,415	17,528
Backing pumps	5,993	6,184	17,178	16,724
Systems	1,327	2,198	3,934	5,502

Total	46,281	40,061	131,970	117,580

The increase of sales in our core product, turbopumps, proves the case for the overriding importance of this product line to us. During the first nine months of 2006, total turbopump sales amounted to € 58.4 million,

The Pfeiffer Vacuum Group’s Business and Position
representing an increase by € 10.8 million or 22.7% over the prior year. Revenue in turbopumps amounted to 44.2% of our total sales (2005: 40.5%). Sales of measurement/analysis equipment, components also developed positively, rising by € 3.8 million, or 12.6%, to € 34.0 million as per end of September 2006. Backing pump sales and service sales recorded a moderate increase by € 0.5 million and € 0.9 million, respectively. On the other hand, there was a decline by € 1.6 million in system sales.
Order Intake and Order Backlog
In the first nine months of 2006 our order intake increased by 8.7 million to € 130.6 million from € 121.9 million in the prior years period. Our order intake in the third quarter of 2006 increased by € 4.8 million from € 39.0 million in 2005 to € 43.8 million. The mainpart of this increase was recorded in turbopumps (€ 4.3 million). At September 30, 2006, the book-to-bill ratio, the quotient of new orders and sales amounted to 99.0%.
Our order backlog decreased by € 2.2 million, from € 30.3 million at September 30, 2005 to € 28.1 million at September 30, 2006. Order intake increased with a satisfactory rate. At the same time sales increased with an even higher rate and therefore the backlog decreased.
Contracts are only recorded as orders when they are based upon binding contracts. The value of orders on hand should not be used to predict future sales and order volumes.
Cost of Sales and Gross Profit
The cost of sales incurred in the nine months ended September 30, 2006, totaled € 66.8 million and increased by € 3.8 million compared to the prior year amounts. In the third quarter our cost of sales increased from € 21.5 million in 2005 to € 23.7 million in 2006. The increase in both periods is predominantly attributable to our significantly raised sales. Our gross profit improved from € 54.6 million to € 65.2 million in the first nine months of 2006 and from € 18.6 million to € 22.6 million in the third quarter of 2006 compared to the prior year, respectively. Our gross margin (gross profit as percentage of sales) increased from 46.5% in the nine month ended September 30, 2005, to 49.4% in the current year’s period. In the third quarter of 2006 we recorded an increase to 48.9% from 46.4% in 2005.
A favorable product mix, the economies of scale and our permanent cost management in the production aligned with keeping our commodity prices for e.g. cast iron, stainless steel and aluminum at a virtually constant level, enables us to leverage our cost of sales.

The Pfeiffer Vacuum Group’s Business and Position
Selling and Marketing Expenses
Selling and marketing expenses totaled € 17.2 million at September 30, 2006 as opposed to € 14.3 million for the corresponding period in the year before. The significantly increased sales determine increased selling and marketing expenses. Furthermore, an essential part of this increase was the result of various marketing measures, e. g. corporate image campaign, trade fair participations, advertisements and print of new brochures. Our goal is still to expand our market share and to withdraw the competitive price pressure. Relative to sales, the ratio increased from 12.2% in the first nine months of 2005 to 13.0% in 2006.
General and Administrative Expenses
In the nine month period ended September 30, 2006, general and administrative expenses totaled € 10.2 million, up € 1.2 million from the comparable prior year’s period (€ 9.0 million). The current year was burdened with expenses related to the adoption of SOA 404 at end of fiscal year 2006 and additional personnel cost recorded in previous quarters. Relative to sales, the ratio for the first nine months of 2006 amounted to 7.8% and was slightly above the prior year’s ratio (7.6%). In the third quarter 2006 the general and administrative expense ratio decreased to 7.1% from 7.3% in 2005.
Research and Development Expenses
Research and development expenses increased from € 4.9 million in the nine months ended September 30, 2005 to € 5.6 million in 2006. The ratio was 4.2% in both periods. In the third quarter of 2006 the research and development expenses amounted to € 2.2 million (4.7% of sales) compared to € 1.5 million (3.8% of sales) in 2005.
We will maintain the percentage of expenses allocated for research and development at a high level. We are dependent upon maintaining our technological edge in designing and manufacturing vacuum pumps, and invest in order to be able to continue to sustain our position on the world market, to expand our market shares and to open up new markets. All expenditures for research and development are expensed as they are incurred.
Operating Profit
During the first nine months of 2006, operating profit rose sharply from € 26.4 million in 2005 to € 32.2 million, representing growth of € 5.8 million or 21.8%. At € 11.5 million, the Company’s operating profit in the third quarter of 2006 was also up sharply from 2005 (€ 9.4 million).

The Pfeiffer Vacuum Group’s Business and Position
The ratio between operating profit and sales totaled 24.4% for the first nine months of the year 2006 (2005: 22.5%), and 24.7% for the third quarter of 2006 (2005: 23.5%).
Financial Income
Financial income comprises interest expense, interest income and exchange rate gains or losses. As of September 30, 2006, financial income totaled € 0.9 million, as opposed to € 1.9 million for the comparable period in 2005. This decrease is primarily due to foreign exchange rate changes; in 2006 we recorded a loss of € 0.3 million compared to a gain of € 1.2 million in 2005.
Income Taxes
The Company’s effective tax rate of its continuing operations was 39.0% for the nine months ended September 20, 2006 and 39.9% for the respective period of 2005. The effective tax rate for the third quarter 2006 was 39.0% (2005: 40.0%).
The tax rate used for calculation of the income tax benefit from discontinued operations in 2005 was 37.9%.
Income from Continuing and Discontinued Operations and Net Income
Income from continuing operations totaled € 20.0 million for the nine month period ended September 30, 2006 compared to € 17.0 million at September 30, 2005, representing an improvement of € 3.0 million, or 17.3%. In the third quarter of 2006 income from continuing operations amounted to € 7.3 million and increased by € 1.4 million or 23.3% from the previous year’s amount (€ 5.9 million).
In fiscal year 2005 we recorded losses from discontinued operations (see Note 7 “Discontinued operations” to the Interim Financial Statements). These discontinued operations resulted in the first nine months of 2005 in a loss of € 0.8 million. In the third quarter 2005 no loss or gain incurred. The net income of 2006 was not burdened with any expenses due to these discontinued operations. Additionally, we do not expect any charges in future periods.
Net income in the nine months ended September 30, 2006 was € 20.0 million (2005: € 16.2 million) and in the three month period ended September 30, 2006 € 7.3 million (2005: 5.9 million).

The Pfeiffer Vacuum Group’s Business and Position
Financial Position
The financial position of the Pfeiffer Vacuum Group continues to be characterized by cash and cash equivalents on the assets side of the balance sheet and by shareholders’ equity on the opposite side. The balance sheet total at September 30, 2006 was € 151.7 million and increased by 9.3%, or € 12.9 million, compared to December 31, 2005. On the asset side, the increase in the balance sheet total was predominantly attributable to the € 3.6 million increase in inventories, and the € 8.0 million increase in investment securities. The cash flow statement shows the development of liquid assets.
Total shareholders’ equity increased by € 9.7 million, predominantly stemming from the net income in 2006 of € 20.0 million. Another important reason is an increase in additional paid-in capital by € 2.1 million primarily due to the conversion of convertible bonds and the recording of the conversion price (€ 1.9 million), offset by share buy-back amounting to € 1.3 million. The equity ratio decreased slightly from a high level of 81.1% in 2005 to 80.6% in 2006. The development of shareholders’ equity includes the dividend payment totaling € 11.7 million (2005: € 7.8 million). Our higher-than-average shareholders’ equity ratio continues to enable us to finance our investments and operations without having to resort to bank debt.
Cash Flow
Further on, we are able to generate required cash from operating activities to fund our day-to-day business and investment projects.
Cash flow from operating activities totaled € 19.3 million for the nine months ended September 31, 2006 and represents an increase of € 1.6 million from the € 17.7 million total for the comparable period in 2005. Compared to the nine months of 2005, our higher inventories led to an increased cash usage of approximately € 4.4 million (thereof € 3.8 million cash usage in 2006 and € 0.6 million cash provided in 2005), offset by an increase in accrued and other liabilities of approximately € 3.6 million (thereof € 2.3 million cash provided in 2006 and € 1.3 million cash used in 2005). Additionally, the increase in net income had a positive effect of approximately € 3.8 million on the cash flow provided by operating activities.
Net cash used in investing activities totaled € 10.1 million for the period ended September 30, 2006 compared to € 2.2 million cash provided by investing activities for the prior year’s period. In 2006 we purchased investment securities amounting to € 9.0 million (2005: € 5.0 million) and received € 3.0 million (2005: € 9.0 million) repayment of investment securities. Capital expenditures totaled € 4.2 million in 2006 (2005: € 2.1 million), and included the purchase of factory halls built on our ground amounting to € 1.9 million.

The Pfeiffer Vacuum Group’s Business and Position
The cash used in financing activities was predominantly impacted by the dividend payment to our shareholders amounting to € 11.7 million in 2006 compared to € 7.8 million in 2005. A dividend of € 1.35 per share for the year 2005 was approved at the Annual Shareholders’ Meeting in May 2006. Additionally, the purchase of treasury stock led to a cash usage amounting to € 1.3 million. The cash received in connection with the conversion of convertible bonds totaled € 1.9 million (please refer to Note 4 “Stock-based Compensation — Adoption of FAS 123R” to Interim Financial Statements).
Workforce
As of September 30, 2006, the Company employed a workforce of 685 people, 507 of them in Germany and 178 in other countries.
Workforce

	Germany		Other Countries
	September 30,
	2006	2005	2006	2005

Manufacturing and Service	274	278	55	56
Research and Development	76	77	—	—
Sales and Marketing	104	100	94	96
Administration	53	55	29	30

Total	507	510	178	182

After one employee as of September 30, 2005, no employees were engaged in discontinued operations at September 30, 2006.
Risk Report
During the first nine months of the 2006 fiscal year, there were no changes in the risks as described in our Annual Report (Geschäftsbericht) and our Annual Report on Form 20-F for the year ended December 31, 2005. Both reports are available on our homepage at www.pfeiffer-vacuum.net.

The Pfeiffer Vacuum Group’s Business and Position
Major Events in Fiscal 2006
Since the beginning of the 2006 fiscal year, there have not been any significant changes in the Company’s position or the industry environment.
Outlook
World economic growth in 2006 is expected to be approximately 4% through 5%. Furthermore, we estimate that sales growth in the vacuum industry in 2006 will be similar to this level. Given our orders on hand and rising customer demand, we anticipate that our sales will grow faster than the market in 2006, leading to a double-digit growth rate as compared to our sales in fiscal year 2005.
Based on the given nine months in 2006 and our internal forecast the ratio between operating profit and total sales for the year 2006 is expected to be approximately 24%. Nevertheless, we cannot exclude negative impacts — due to the US dollar exchange rate or significant increases in commodity prices — in the next few months.

Interim Financial Statements
Consolidated Statements of Income (unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
K €	2006	2005	2006	2005

Net sales	46,281	40,061	131,970	117,580
Cost of sales	(23,671)	(21,482)	(66,792)	(62,944)
Gross profit	22,610	18,579	65,178	54,636

Selling and marketing expenses	(5,704)	(4,712)	(17,214)	(14,331)
General and administrative expenses	(3,304)	(2,916)	(10,236)	(8,973)
Research and development expenses	(2,151)	(1,528)	(5,567)	(4,928)
Operating profit	11,451	9,423	32,161	26,404

Interest expense	(9)	(3)	(83)	(106)
Interest income	546	219	1,298	826
Foreign exchange gain (loss)	84	227	(315)	1,224
Income from continuing operations before income taxes and minority interests	12,072	9,866	33,061	28,348

Income taxes	(4,708)	(3,947)	(12,894)	(11,312)
Minority interests	(64)	—	(183)	—

Income from continuing operations, net of tax	7,300	5,919	19,984	17,036

Loss from discontinued operations, net of tax	—	—	—	(681)
Loss on disposals from discontinued operations, net of tax	—	—	—	(138)

Net income	7,300	5,919	19,984	16,217

Earnings per ordinary share and ADR (in €):
From continuing operations, basic	0.84	0.68	2.30	1.96
From discontinued operations, basic	—	—	—	(0.09)
Total, basic	0.84	0.68	2.30	1.87

From continuing operations, diluted	0.84	0.68	2.29	1.96
From discontinued operations, diluted	—	—	—	(0.09)
Total, diluted	0.84	0.68	2.29	1.87
See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Balance Sheets (unaudited)

	September 30,	December 31,
K €	2006	2005

Assets
Cash and cash equivalents	59,258	61,651
Trade accounts receivable	23,730	22,481
Other accounts receivable	3,326	1,259
Inventories	17,310	13,747
Investment securities	—	3,000
Prepaid expenses	618	872
Deferred tax assets	963	1,124
Other current assets	146	334
Total current assets	105,351	104,468

Intangible assets	501	487
Property, plant and equipment	24,152	22,394
Investment securities	16,974	6,000
Deferred tax assets	3,769	4,563
Other assets	929	912
Total non-current assets	46,325	34,356

Total assets	151,676	138,824

Liabilities and shareholders’ equity
Trade accounts payable	3,085	3,184
Other payables	4,651	2,659
Accrued liabilities	8,719	9,640
Income tax liabilities	5,483	3,938
Customer deposits	686	1,375
Total current liabilities	22,624	20,796

Convertible bonds	340	461
Accrued pension	5,668	4,382
Minority interests	725	554
Total non-current liabilities	6,733	5,397

Shareholders’ equity
Share capital (13,459,350 no par value ordinary shares authorized, 8,837,650 issued and 8,710,574 outstanding at September 30, 2006 and 13,459,350 no par value ordinary shares authorized, 8,790,600 issued and 8,690,524 outstanding at December 31, 2005)	22,624	22,504
Additional paid-in capital	4,949	2,821
Retained earnings	102,435	94,183
Accumulated other comprehensive loss	(3,967)	(4,439)
Treasury stock, at cost (127,076 ordinary shares at September 30, 2006 and 100,076 at December 31, 2005)	(3,722)	(2,438)
Total shareholders’ equity	122,319	112,631

Total liabilities and shareholders’ equity	151,676	138,824
See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Statements of Shareholders’ Equity (unaudited)

				Accumulated Other
		Additional		Comprehensive		Total
	Share	paid-in	Retained	Income/Loss	Treasury	shareholders’
K €	capital	capital	earnings	(Note 5)	stock	equity

Balance at January 1, 2004	22,504	2,821	73,713	(1,563)	(2,438)	95,037
Dividends paid	—	—	(6,083)	—	—	(6,083)
Net income	—	—	11,626	—	—	11,626
Components of other comprehensive income — net of tax of K € 294 —	—	—	—	(1,225)	—	(1,225)
Total comprehensive income	—	—	—	—	—	10,401
Balance at December 31, 2004	22,504	2,821	79,256	(2,788)	(2,438)	99,355
Dividends paid	—	—	(7,821)	—	—	(7,821)
Net income	—	—	22,748	—	—	22,748
Components of other comprehensive income — net of tax of K € 2,429 —	—	—	—	(1,651)	—	(1,651)
Total comprehensive income	—	—	—	—	—	21,097
Balance at December 31, 2005	22,504	2,821	94,183	(4,439)	(2,438)	112,631
Dividends paid	—	—	(11,732)	—	—	(11,732)
Compensation expenses convertible bonds	—	232	—	—	—	232
Bonds converted	120	1,896	—	—	—	2,016
Share buy back	—	—	—	—	(1,284)	(1,284)
Net income	—	—	19,984	—	—	19,984
Components of other comprehensive income — net of tax of K € (907) —	—	—	—	472	—	472
Total comprehensive income	—	—	—	—	—	20,456
Balance at September 30, 2006	22,624	4,949	102,435	(3,967)	(3,722)	122,319

For detailed explanation of other comprehensive income/loss please see Note 5.
See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Statements of Cash Flows (unaudited)

	Nine months ended September 30,
K €	2006	2005

Cash flow from operating activities:
Net income from continuing operations	19,984	16,217
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,335	2,415
Loss (gain) on disposal of fixed assets	2	(31)
Non-cash compensation expense (convertible bonds)	232	—
Other non-cash income and expenses	387	127
Changes in net cash from discontinued operations	—	35
Effects of changes in operating assets and liabilities:
Inventories	(3,838)	606
Receivables and other assets	(3,311)	(1,419)
Accrued pension liabilities	1,334	585
Accounts payable trade	(95)	455
Accrued and other liabilities, including income tax liabilities	2,296	(1,318)
Net cash provided by operating activities	19,326	17,672

Cash flow from investing activities:
Proceeds from disposals of fixed assets	106	65
Proceeds from disposals of discontinued operations	—	171
Capital expenditures	(4,237)	(2,080)
Purchase of investment securities	(8,985)	(4,998)
Redemption of investment securities	3,000	9,000
Net cash provided by (used in) investing activities	(10,116)	2,158

Cash flow from financing activities:
Dividend payment	(11,732)	(7,821)
Bonds converted	1,896	—
Purchase of treasury stock	(1,284)	—
Net cash used in financing activities	(11,120)	(7,821)

Effects of foreign exchange rate changes on cash and cash equivalents	(483)	1,089

Net increase (decrease) in cash and cash equivalents	(2,393)	13,098

Cash and cash equivalents at beginning of period	61,651	44,986

Cash and cash equivalents at end of period	59,258	58,084

Non-cash transactions:
Repayments of convertible bonds and employee loans	—	(26)
See accompanying notes to the interim financial statements.

Notes to the Interim Financial Statements (unaudited)
1.	The Company and Basis of Presentation
Pfeiffer Vacuum is a full-line manufacturer in the vacuum technology business offering solutions for a variety of customer applications relating to the generation, control and measurement of vacuum. The products developed and manufactured at the production facility in Asslar, Germany, include turbomolecular pumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations as well as customized vacuum systems, vacuum components and instruments.
Pfeiffer Vacuum distributes its products through a network of its own sales offices and subsidiaries as well as independent marketing agents. Moreover, there are service support centers in most major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.
The Consolidated Financial Statements of Pfeiffer Vacuum Technology AG and its subsidiaries (“the Company” or “Pfeiffer Vacuum”) have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). The interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. For further information, please refer to the consolidated financial statements and footnotes thereto included in the Pfeiffer Vacuum Technology AG Annual Report (Geschäftsbericht) and the Annual Report on Form 20-F for the year ended December 31, 2005, both available at the Company’s homepage (www.pfeiffer-vacuum.net).
Pfeiffer Vacuum presents its Consolidated Financial Statements in euros (€).
2. Summary of Significant Accounting Policies
Consolidation Principles
All companies which Pfeiffer Vacuum Technology AG directly or indirectly controls are consolidated. The Company is considered to control an entity if it either directly or indirectly holds a majority of the voting rights and can therefore exercise a controlling influence.
All material intercompany gains and losses, receivables, liabilities, revenues and expenses are eliminated as part of the consolidation process.

Notes to the Interim Financial Statements (unaudited)
Use of Estimates
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the amounts of assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period that are reported in the financial statements and accompanying notes. These estimates and assumptions could differ from the actual results.
Components of Operating Expenses
Cost of sales include all expenses that are related to the sold product or service in a direct or indirect manner, for example, material consumption (including inbound freight charges), production related wages and salaries, purchasing and receiving costs, inspection costs, warehousing costs and certain service costs. Inventory excess and obsolescence charges are also recorded in cost of sales as well as warranty related expenses. Selling and marketing expenses mainly include wages and salaries, costs for marketing and advertising and costs related to trade fairs and conventions as well as other merchandising costs (including catalogs, brochures, etc.). General and administrative expenses predominantly include wages and salaries, allowance for doubtful accounts, audit and other general consulting fees and other costs that relate to the company as a whole.
Reclassifications
Certain prior-year amounts have been reclassified to provide comparability with the presentation of the current year financial statements.
Foreign Currency Translation
The financial statements of the Company’s foreign subsidiaries have been translated into euros (€) in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. The functional currency of all of the Company’s foreign subsidiaries is the applicable local currency in which that entity conducts its business. When translating foreign functional currency financial statements, year-end exchange rates are applied to the assets and liabilities, while average annual exchange rates are applied to income statement accounts. The resulting translation adjustments are recorded as accumulated other comprehensive income (loss).

Notes to the Interim Financial Statements (unaudited)
3.	New U.S. Legislation and Accounting Rules
As a result of the Company’s listing at New York Stock Exchange, it is subject not only to the provisions of German law (corporation, codetermination and capital market legislation) and of its own Articles of Association but also to the licensing requirements of the New York Stock Exchange. American capital market legislation — specifically the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission (“SEC”) — also apply to Pfeiffer Vacuum.
At September 29, 2006 the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. This statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. For Pfeiffer Vacuum as a publicly traded company, FAS 158 becomes effective at December 15, 2006.
The Company will adopt this statement as of the fiscal year ending December 31, 2006. The adoption will impact the Company’s financial statements, especially the positions “Deferred tax assets”, “Minimum pension liability” (other comprehensive income/loss) and “Pension accruals”. There will be no impact on the income statement resulting from the adoption of SFAS 158.
4. Stock-based Compensation — Adoption of SFAS 123R
The Company established a convertible bond arrangement also known as the employee participation program implemented on July 7, 2002 and running through 2007. The purpose of this employee participation program is to provide compensation and motivate the management and some key employees by providing them with an opportunity to share in the Company’s stock price development and to participate in the future growth of Pfeiffer Vacuum Technology AG and its subsidiaries.
In prior years, when stock option plans were not allowed under German law, the use of convertible bonds was common practice among German public companies. Pfeiffer Vacuum’s employee participation program utilizes convertible bonds in lieu of stock options. Under this program, the Company provides an employee a loan to purchase a Company-issued convertible bond. The loan and the nominal value of the convertible bond

Notes to the Interim Financial Statements (unaudited)
are equal to each other (and to what would be the exercise price in the case of a stock option), and the interest rate on the loan is equal to the interest rate on the convertible bond. Accordingly, there is no out-of-pocket cost to the Company or to the employee for either the loan or the convertible bond (as in the case of a stock option). The employee may then exercise her/his right to convert the bond to Company stock (equivalent to the exercise of a stock option) by repaying the loan to the Company for the nominal value of the convertible bond (which is equal to what would be the exercise price in the case of a stock option).
Within the scope of this employee participation program, on July 7, 2002, the Company issued 4,600 convertible bonds having an aggregate principal amount of € 0.6 million to members of management and certain salaried employees of the Company in Germany and other countries.
The conversion feature entitles the bearer to convert each bond into 50 no-par ordinary shares of Pfeiffer Vacuum. The conversion price is based upon 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to issuance and was set at € 42.86 per share and includes a nominal amount of € 2.56 and an additional payment of € 40.30.
There were 132,950 option shares, relating to the convertible bonds for the 2002 issue outstanding at September 30, 2006. Fair value at the date of grant was € 10.35 per ordinary share option. Each holder of convertible bonds could convert up to 30% of such bonds to ordinary shares subsequent to the Annual Shareholders’ Meeting in 2004, up to 60% following the Annual Shareholders’ Meeting in 2005 and up to 100% following the Annual Shareholders’ Meeting in 2006. The final conversion date is December 9, 2007. Conversion is only possible during specific periods of time.
The convertible bonds bear interest at 6% p.a. and are redeemable at their principal amount on December 10, 2007, unless previously converted or called. The bonds may be called by the Company at their principal amount upon termination of employment. Employees were given the opportunity of financing the purchase of the convertible bonds through interest-bearing employee loans. These loans bear interest at the same fixed rate as the bonds, have identical terms, are classified as other non-current assets in the balance sheet and are repayable upon conversion of the bonds or if the bonds are called by the Company upon termination of employment.
There is a right of setoff for both, principal and interest between the loan and the bond. Employee loans granted under this program amounted to K€ 227 as of September 30, 2006.
Should the conversion right be exercised, interest on the converted convertible bonds shall cease to accrue at the day on which said conversion right was exercised. The shares of stock stemming from

Notes to the Interim Financial Statements (unaudited)
exercise of conversion rights shall participate in earnings from the beginning of the fiscal year in which said shares of stock were created through exercise of the conversion rights.
As of September 30, 2006, employees had forfeited 1,000 of these convertible bonds having an aggregate principal value of € 128,000 and repaid the corresponding employee loans. The Company did not recognize any compensation expense for the stock-based compensation awards in the years 2005, 2004 and 2003.
The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions being used for grants issued in 2002: The risk-free interest rate was 4.5%; expected term 4 years; expected dividend yield of 1%; and expected volatility 30%. Expected volatility was based on historical volatility. The risk-free rate is based on the average interest rate of German government bonds. Expected term represents the period of time that options are expected to be outstanding.
A summary of option shares related to the convertible bonds of the 2002 issue is as follows:
Shares Related to the Convertible Bonds

		Weighted Average
	Number of	Exercise Price
	Shares Outstanding	€ per Share

Convertible shares outstanding January 1, 2005	190,000	42.86
Granted	—	—
Exercised	—	—
Forfeited	(10,000)	42.86
Convertible shares outstanding December 31, 2005	180,000	42.86
Granted	—	—
Exercised	(47,050)	42.86
Forfeited	—	—
Convertible shares outstanding September 30, 2006	132,950	42.86
132,950 option shares of this program were exercisable at September 30, 2006 and are non-vested. In December 2004 the Financial Accounting Standards Board (“FASB”) issued SFAS 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). At January 1, 2006, the Company adopted SFAS 123R, using the modified-prospective transition method. Pfeiffer Vacuum has a fixed plan (under the convertible debt arrangement) with the number of shares fixed at 230,000 and the exercise price fixed at € 42.86. The exercise price was greater than the quoted market price of the stock as it was based on 110% of the ten day average traded stock prior to the grant date plus € 2.56 (€ 128 face value of each bond divided by 50 shares).

Notes to the Interim Financial Statements (unaudited)
All participants were employees within the consolidated Pfeiffer Vacuum Group as defined under common law. There have been no program modifications to date.
In the fiscal year 2006, the Company recognized K€ 232 of total compensation costs, as the four year vesting period ended in June 2006. In the cash flow statement these expenses are disclosed in a separate line.
Under German tax law, expense related to share-based payment arrangements or specifically expense related to the intrinsic value of an instrument on a specified date is not tax deductible. Consequently, there were no deferred taxes recorded as part of SFAS 123R adoption.
In the conversion period in June 2006, the bearers of the bonds converted 941 bonds into 47,050 new no-par value ordinary shares of the Company. As a result of the conversion the share capital increased by € 120,448 and the additional paid-in capital increased by € 1,896,115. The employees were given the opportunity to finance the conversion of the bonds through interest bearing loans. These loans bore interest of 6% per annum, could be repaid by the employee at any time and matured at September 30, 2006. All these loans were repaid.
Within the scope of this conversion, Manfred Bender, Chief Financial Officer of Pfeiffer Vacuum, converted 100 convertible bonds into 5,000 no-par value shares of the Company and sold these shares in June 2006. He did not access any loan from the Company. The announcement required by § 15a Wertpapierhandelsgesetz (German Securities Trade Act) was duly published.

Notes to the Interim Financial Statements (unaudited)
5. Other Comprehensive Income/Loss
The changes in Other Comprehensive Income/Loss, which did not have any impact on income, developed as follows:
Consolidated Other Comprehensive Income/Loss

	Minimum	Cumulative	Unrealized	Revaluation	Total
	pension	translation	gain/(loss)	assets available	comprehensive
K €	liability	adjustment	on hedges	for sale	income/(loss)

Balance at January 1, 2004 — net	(64)	(2,049)	550	—	(1,563)
Changes in unrealized gain/loss on cash flow hedges, net of tax of K € 232	—	—	(360)	—	(360)
Changes in cumulative translation adjustment	—	(765)	—	—	(765)
Changes in minimum pension liability, net of tax of K € 62	(100)	—	—	—	(100)
Balance at December 31, 2004 — net	(164)	(2,814)	190	—	(2,788)
Changes in unrealized gain/loss on cash flow hedges, net of tax of K € 236	—	—	(386)	—	(386)
Changes in cumulative translation adjustment	—	2,327	—	—	2,327
Changes in minimum pension liability, net of tax of K € 2.193	(3,592)	—	—	—	(3,592)
Balance at December 31, 2005 — net	(3,756)	(487)	(196)	—	(4,439)
Changes in unrealized gain/loss on cash flow hedges, net of tax of K € (154)	—	—	252	—	252
Changes in cumulative translation adjustment	—	(1,016)	—	—	(1,016)
Changes in fair value of assets available for sale, net of tax of K € (753)	—	—	—	1,236	1,236
Balance at September 30, 2006 — net	(3,756)	(1,503)	56	1,236	(3,967)

In the third quarter of 2006 the Company purchased investment securities and categorized them as available for sale. Therefore changes in fair value are recorded in other comprehensive income, net of tax.
6. Treasury Stock
At the Annual Shareholders’ Meeting on May 31, 2006, the Shareholders authorized Pfeiffer Vacuum to acquire treasury stock of the Company pursuant to § 71, Sub-para. 1, No. 8, German Stock Corporation Act. The Company is authorized to acquire treasury stock representing up to € 2,250,393.60 of the capital stock (879,060 shares equal to 10% of capital stock at time of resolution) through November 30, 2007. At September 30, 2006, treasury stock totaling approximately € 3.7 million was repurchased and consists of 127,076 ordinary shares valued at cost. Thereof 27,000 shares were repurchased within the scope of the new authorization and 100,076 shares in prior years.

Notes to the Interim Financial Statements (unaudited)
7. Discontinued Operations
In spring 2005, the Management Board committed to a plan to dispose of the DVD business, having obtained Supervisory Board approval as required in order to terminate this sideline activity. Beginning in 2005, the DVD business as part of the segment Germany is reflected as a discontinued operation. All prior period statements have been restated accordingly.
Gains and losses of discontinued operations were as follows:
Gains and Losses

	Three months ended		Nine months ended
	September 30,		September 30,
K €	2006	2005	2006	2005

Loss from operations of DVD business before income tax benefit	—	—	—	(1,097)
Income tax benefit	—	—	—	416
Net loss from operations of DVD business	—	—	—	(681)

Loss on disposal before income tax benefit	—	—	—	(222)
Income tax benefit	—	—	—	84
Net loss on disposal	—	—	—	(138)

Total loss from discontinued operations before income tax benefit	—	—	—	(1,319)
Income tax benefit	—	—	—	500
Net total loss from discontinued operations	—	—	—	(819)
The Company expects no future expenses due to these discontinued operations.
At September 30, 2006 and December 31, 2005 no assets or liabilities from discontinued operations were existent.

Notes to the Interim Financial Statements (unaudited)
8. Inventories
Inventories consist of the following:
Inventories

	September 30,	December 31,
K €	2006	2005

Raw materials	5,772	5,441
Work-in-process	6,194	3,989
Finished products	8,801	7,773
Reserves	(3,457)	(3,456)
Total inventories	17,310	13,747
Due to significant higher sales orders it was necessary to increase the inventories to hold the required delivery periods. Inventories are stated at the lower of cost or market.
9. Investment Securities
The Company holds investment securities amounting to € 6.0 million, which will be held until final maturity and are consequently valued at carrying cost of acquisition. Additionally, in the third quarter of 2006 the Company purchased investment securities amounting to € 9.0 million and categorized them as available for sale. Therefore, write-up in fair value amounting to € 1.2 million net of tax is recorded in other comprehensive income.

Notes to the Interim Financial Statements (unaudited)
10. Earnings per Ordinary and Diluted Share and ADR
The following table sets forth the computation of basic and diluted earnings per share and ADR:
Earnings per Ordinary and Diluted Share and ADR

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

Numerator:
Income from continuing operations, net of tax (in thousands €)	7,300	5,919	19,984	17,036

Denominator:
Denominator for basic earnings per share — weighted-average shares	8,710,741	8,690,524	8,699,823	8,690,524

Effect of dilutive securities:
Convertible bonds	24,425	—	25.963	—

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	8,735,166	8,690,524	8,725,786	8,690,524

Earnings per share and ADR from continuing operations:
Basic (€)	0.84	0.68	2.30	1.96
Diluted (€)	0.84	0.68	2.29	1.96
11. Pension Benefits and Similar Obligations
Most employees of the Company are entitled to receive pension benefits from Pfeiffer Vacuum, which are covered by defined benefit plans. Plan assets for the German Pension Plans are held in the Pfeiffer Vacuum Trust e. V. (“the Trust”), a registered association. It is an independent, bankruptcy-protected, separate legal entity whose sole purpose is to act in a fiduciary capacity as trustee for the assets held. The trust has invested this cash in a mutual fund managed by an unrelated third party that pursues a target allocation of 30 % in equities and 70 % in fixed-income securities and cash.

Notes to the Interim Financial Statements (unaudited)
Pension expense for all plans included the following components:
Pension Expense for All Plans

	Three months ended		Nine months ended
	September 30,		September 30,
K €	2006	2005	2006	2005

Service cost	293	253	882	755
Interest cost	555	552	1,667	1,653
Expected return on assets	(472)	(546)	(1,417)	(1,635)
Amortization of
unrecognized net actuarial (gains) losses	148	38	445	114
unrecognized prior service cost	17	18	51	55
unrecognized net obligation	6	7	18	19
Net pension cost	547	322	1,646	961
The increase in pension expense is predominantly due to lower expected returns on assets and higher amortization for actuarial losses. Both factors are caused by the decreased interest rate level in fiscal 2005.
12. Warranty
Warranty accruals are established in the period the related revenue is recognized. The amounts accrued are based on managements’ estimate and historical experience by specific product type.
Warranty provisions developed as follows:
Warranty Provisions

	September 30,
K €	2006	2005

Balance at beginning of period	2,887	2,897
Warranties issued during the period	580	1,365
Utilization of accruals	(532)	(181)
Balance at end of period	2,935	4,081
13. Segment Information
The Company’s business activities include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems. The subsidiaries in the individual countries are independent legal entities with their own management which distribute the products and provide services. Accordingly, the Company identifies its operating segments geographically.

Notes to the Interim Financial Statements (unaudited)
Due to the similarity of their economic characteristics, including nature of products sold, type of customers, method of product distribution and economic environment, the Company aggregates its European subsidiaries outside Germany into one reportable segment, “Europe (excluding Germany).” The Company evaluates the success and performance of its subsidiaries on the basis of their income before income tax.
Information concerning the Company’s continuing operations by geographic locations is summarized as follows:
Continuing Operations by Geographic Locations

	Three months ended		Nine months ended
	September 30,		September 30,
K €	2006	2005	2006	2005

Net sales
Germany
Unaffiliated	20,838	17,765	58,157	51,292
Intercompany	16,309	14,068	48,086	41,605
	37,147	31,833	106,243	92,897
Europe (excluding Germany)	13,780	12,040	38,711	37,626
United States	10,452	9,769	31,789	26,619
Asia	1,803	785	4,396	2,974
	63,182	54,427	181,139	160,116
Intercompany eliminations	(16,901)	(14,366)	(49,169)	(42,536)

Total	46,281	40,061	131,970	117,580

Net cost of sales
Germany	20,445	18,670	58,130	54,696
Europe (excluding Germany)	10,433	9,268	29,675	29,270
United States	8,216	7,410	25,109	20,031
Asia	1,238	411	2,729	1,545
	40,332	35,759	115,643	105,542
Intercompany eliminations	(16,661)	(14,277)	(48,851)	(42,598)

Total	23,671	21,482	66,792	62,944

Operating profit
Germany	9,037	7,588	26,375	20,906
Europe (excluding Germany)	1,581	1,028	3,290	2,846
United States	813	803	2,056	1,996
Asia	260	93	758	594
	11,691	9,512	32,479	26,342
Intercompany eliminations	(240)	(89)	(318)	62

Total	11,451	9,423	32,161	26,404

Notes to the Interim Financial Statements (unaudited)
14. Income Tax Expense
Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax.
The Company’s effective tax rate of its continuing operations was 39.0% for the first nine months of 2006 and 39.9% for the first nine months of 2005. The effective tax rate for the third quarter 2006 was 39.0% (2005: 40.0%).
The tax rate used for calculation of the income tax benefit from discontinued operations in 2005 was 37.9%.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
November 6, 2006

PFEIFFER VACUUM TECHNOLOGY AG

By: /s/ Wolfgang Dondorf

Wolfgang Dondorf
Chief Executive Officer

By: /s/ Manfred Bender

Manfred Bender Chief Financial Officer

Additional Information
Financial Calendar
•	2006 Annual Results Thursday, March 29, 2007

•	1st Quarter 2007 (3-Months) Results Thursday, May 3, 2007

•	Annual Shareholders’ Meeting Thursday, May 31, 2007

•	2nd Quarter 2007 (6-Months) Results Tuesday, August 7, 2007

•	3rd Quarter 2007 (9-Months) Results Tuesday, November 6, 2007
Contacts
Investor Relations
Gudrun Geissler
Berliner Strasse 43
35614 Asslar
Germany
Phone: +49 (0) 6441 802-314
Fax: +49 (0) 6441 802-365
mailto:Gudrun.Geissler@pfeiffer-vacuum.de
www.pfeiffer-vacuum.net
Public Relations
Sabine Trylat
Berliner Strasse 43
35614 Asslar
Germany
Phone: +49 (0) 6441 802-169
Fax: +49 (0) 6441 802-883
mailto:Sabine.Trylat@pfeiffer-vacuum.de
www.pfeiffer-vacuum.net